UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-15092

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

(Translation of registrant’s name into English)

Turkcell Küçükyalı Plaza

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Türkiye

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

Enclosure: A press release dated December 30, 2025 announcing the amendment of the registrant's Articles of Association.

Istanbul, December 30, 2025

Announcement Regarding the Amendment of Articles of Association

Our Company’s Board of Directors has decided that necessary actions will be taken to obtain the approval of the Capital Markets Board and the Ministry of Trade, for amendment of the Articles of Association as attached, in accordance with the principles of Capital Markets Law, the Turkish Commercial Code, and related legislation. Amendment of Articles of Association is subject to approval of the General Assembly.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

Annex: Amendment Text of the Articles of Association

CURRENT VERSION	AMENDED VERSION

ARTICLE 3- PURPOSE AND SCOPE	ARTICLE 3- PURPOSE AND SCOPE

The Company is incorporated to primarily provide the services within the context of concession agreements signed with the Information Technologies and Communication Authority with regard to “Granting License of Establishing and Operating GSM Pan Europe Mobile Telephone System”, “Establishing, Operating and Providing IMT-2000/UMTS Infrastructures and Services” and “Authorisation Certificate for Limited Usage Rights with regard to IMT Services” and other services under the relevant legislation and administrative acts.

In order to achieve the above-mentioned purpose, the Company may:

1)   enter into service, proxy, agency, commission agreements, undertakings and any other agreements necessitated by the purpose and scope of business of the Company and obtain short, middle and long term credits and loans or issue, accept and endorse any bonds, extend credits to the companies in Turkey and abroad, in which it has direct or indirect shareholding interest, to its parent company and group companies, in Turkish Lira or other foreign currencies, on the condition that such extensions do not contradict with laws and regulations;

2)   cooperate, establish new partnerships or companies or undertake enterprises with existing or future local or foreign individuals or legal entities; completely or partially take over local or foreign companies or enterprises, participate in share capitals of such companies or enterprises, establish representative offices in Turkey and abroad, participate in foundations constituted for various purposes, allocate assets to foundations which are or will be established by the Company or to those already established by others, set aside part of the profit for or pay dividends and make all kind of donations and aids to such kind of real or legal persons on the condition of not violating its purpose and scope of business. Transactions within the scope of this provision shall not be performed contrary to the transfer pricing regulations under the capital markets legislation and to other related legislation, the upper limit of the donation shall be determined by the general assembly, necessary public disclosures shall be made and, if required by the applicable legislation, donations made within a year shall be submitted to the shareholder’s information at the general assembly;

The Company is incorporated to primarily provide the services within the context of concession agreements signed with the Information Technologies and Communication Authority with regard to “Granting License of Establishing and Operating GSM Pan Europe Mobile Telephone System”, “Establishing, Operating and Providing IMT-2000/UMTS Infrastructures and Services” and “Authorisation Certificate for Limited Usage Rights with regard to IMT Services” and “Authorisation Certificate for Limited Use Rights with regard to IMT-2020 Services” and other services under the relevant legislation and administrative acts.

In order to achieve the above-mentioned purpose, the Company may:

1)   enter into service, proxy, agency, commission agreements, undertakings and any other agreements necessitated by the purpose and scope of business of the Company and obtain short, middle and long term credits and loans or issue, accept and endorse any bonds, extend credits to the companies in Turkey and abroad, in which it has direct or indirect shareholding interest, to its parent company and group companies, in Turkish Lira or other foreign currencies, on the condition that such extensions do not contradict with laws and regulations;

2)   cooperate, establish new partnerships or companies or undertake enterprises with existing or future local or foreign individuals or legal entities; completely or partially take over local or foreign companies or enterprises, participate in share capitals of such companies or enterprises, establish representative offices in Turkey and abroad, participate in foundations constituted for various purposes, allocate assets to foundations which are or will be established by the Company or to those already established by others, set aside part of the profit for or pay dividends and make all kind of donations and aids to such kind of real or legal persons on the condition of not violating its purpose and scope of business. Transactions within the scope of this provision shall not be performed contrary to the transfer pricing regulations under the capital markets legislation and to other related legislation, the upper limit of the donation shall be determined by the general assembly, necessary public disclosures shall be made and, if required by the applicable legislation, donations made within a year shall be submitted to the shareholder’s information at the general assembly;

3)   issue, acquire, sell, dispose of, create security over or to perform any other legal actions on all kind of securities, commercial papers, profit sharing instruments, bonds, bills and convertible bonds provided that such actions are not qualified as investment services and activities. The authority for issuing all kinds of debt instrument and capital market instrument in the nature of debt instrument is granted to Board of Directors pursuant to the provisions of Capital Markets Law;

4)   enter into license, concession, trademark, know-how, technical information and assistance and any other intellectual property right agreements and acquire, lease and register these rights;

5)   as necessitated by the purpose and scope of business of the Company; acquire, lease, rent and sell of all types of movable and immovable property; construct plants and any kind of buildings; enter into financial leasing agreements; acquire, register and annotate in titled deeds and relevant registries any personal or in-rem rights regarding movable and immovable property, including but not limited to, promise to sell, pledge, mortgage, commercial enterprise pledge and chattel mortgage; accept mortgage from third parties; release pledges and mortgages established in favour of the Company; create security over movable and immovable properties owned by the Company, in whatsoever name or form, including mortgage, pledge, commercial enterprises pledge and chattel mortgage, in its own name or in favour of the companies which are included within the fully consolidated companies in preparation of its financial statements or in favour of the third parties on the condition of being within the purpose of conducting the ordinary business operations of the Company; provided that the principles regulated in accordance with the capital markets legislation shall be complied with regarding the Company’s transactions of providing guarantees, sureties, security interests or pledges including mortgages, in its own name or in favour of third parties and disclosures required under the capital markets legislation shall be made in order to inform investors in case special circumstances arise in transactions to be performed in favour of third parties;

6)   undertake other enterprises and enter into necessary business, transactions and agreements as necessitated by the purpose and scope of business of the Company;

7)   register SIM card trademarks and symbols; sell, lease, re-purchase, re-sell the same through other vendors; agree with dealers abroad or in the country for the sale of such cards; export the same; import other SIM cards and perform all related dispositions.

The Company, via the General Assembly’s decision, may perform activities other than those listed herein, by fulfilling requirements envisaged under the legislation and on the condition of not contradicting with the relevant legislation, which are related to or deemed beneficial for its scope of business.

3)   issue, acquire, sell, dispose of, create security over or to perform any other legal actions on all kind of securities, commercial papers, profit sharing instruments, bonds, bills and convertible bonds provided that such actions are not qualified as investment services and activities. The authority for issuing all kinds of debt instrument and capital market instrument in the nature of debt instrument is granted to Board of Directors pursuant to the provisions of Capital Markets Law;

4)   enter into license, concession, trademark, know-how, technical information and assistance and any other intellectual property right agreements and acquire, lease and register these rights;

5)   as necessitated by the purpose and scope of business of the Company; acquire, lease, rent and sell of all types of movable and immovable property; construct plants and any kind of buildings; enter into financial leasing agreements; acquire, register and annotate in titled deeds and relevant registries any personal or in-rem rights regarding movable and immovable property, including but not limited to, promise to sell, pledge, mortgage, commercial enterprise pledge and chattel mortgage; accept mortgage from third parties; release pledges and mortgages established in favour of the Company; create security over movable and immovable properties owned by the Company, in whatsoever name or form, including mortgage, pledge, commercial enterprises pledge and chattel mortgage, in its own name or in favour of the companies which are included within the fully consolidated companies in preparation of its financial statements or in favour of the third parties on the condition of being within the purpose of conducting the ordinary business operations of the Company; provided that the principles regulated in accordance with the capital markets legislation shall be complied with regarding the Company’s transactions of providing guarantees, sureties, security interests or pledges including mortgages, in its own name or in favour of third parties and disclosures required under the capital markets legislation shall be made in order to inform investors in case special circumstances arise in transactions to be performed in favour of third parties;

6)   undertake other enterprises and enter into necessary business, transactions and agreements as necessitated by the purpose and scope of business of the Company;

7)   register SIM card trademarks and symbols; sell, lease, re-purchase, re-sell the same through other vendors; agree with dealers abroad or in the country for the sale of such cards; export the same; import other SIM cards and perform all related dispositions.

8)   The company may carry out activities within the scope of Authorisation for the Establishment and Operation of Mobile Electronic Communications Infrastructure and the Provision of Related Services.

The Company, via the General Assembly’s decision, may perform activities other than those listed herein, by fulfilling requirements envisaged under the legislation and on the condition of not contradicting with the relevant legislation, which are related to or deemed beneficial for its scope of business.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell İletişim Hizmetleri A.Ş. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: December 30, 2025	By:	/s/ Özlem Yardım
		Name:	Özlem Yardım
		Title:	Investor Relations Corporate Finance Director

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: December 30, 2025	By:	/s/ Kamil Kalyon
		Name:	Kamil Kalyon
		Title:	Chief Financial Officer